Exhibit 99.1

FOR IMMEDIATE RELEASE

China Oumei Real Estate Inc. Reports First Quarter 2011 Results

QINGDAO, China – July 21, 2011 /PRNewswire-FirstCall/ – China Oumei Real Estate Inc. (“China Oumei” or the “Company”), a leading housing and real estate development company headquartered in Qingdao, Shandong Province, China, today reported its financial results for the first quarter ended March 25, 2011.

First Quarter 2011 Highlights

  Total sales decreased 44.4% to $15.7 million in the first quarter of 2011 from $28.2 million in the first quarter of 2010.

  Gross profit decreased 9.2% to $6.4 million from $7.0 million in the first quarter of 2010.

  Gross margin increased to 40.5% from 24.8% in the first quarter of 2010.

  Operating income decreased 37.3% to $3.9 million from $6.2 million in the first quarter of 2010.

  Net income decreased 41.9% to $2.4 million from $4.1 million in the first quarter of 2010.

  Net income applicable to common shareholders (after cash dividends to preference shares) decreased 53.5% to $1.9 million from $4.1 million in the first quarter of 2010.

  Diluted net income per share decreased to $0.06 from $0.14 per share in the first quarter of 2010.

Mr. Weiqing Zhang, Chief Executive Officer of China Oumei, said, “The first quarter was challenging for us and many other property developers, as sales fell short of expectations due to the impact of additional mortgage and purchase restrictions imposed by the Chinese government in the first quarter to further curb housing prices and speculation. Potential buyers have become increasingly cautious and apparently adopted a “wait-and-see” stance to determine whether there will be additional restrictive policies that might impact their ability to purchase a home, as well as to see whether prices would to decline further in the near future.”

“We are confident that buyers will return to the market as they did in the past rounds of government policies, and we believe in our strategy to offer affordable, bread-and-butter type of housing to middle-income buyers in second and third tier cities in one of the fastest growing markets and economic regions of the country, which makes our products much less of a target for real estate speculation than in major first tier cities. In addition, we have a very healthy balance sheet and continue to actively seek new development opportunities in our current markets and beyond, which reinforce our confidence in our growth prospects.”

Fiscal First Quarter 2011 Results

Total sales for the quarter ended March 25, 2011 were $15.7 million compared with $28.2 million for the same period of 2010, a decrease of 44.4% . The decline was mainly attributable to the Dongli Garden Phase I project, which contributed $20.1 million in sales, or 71.3% of total sales, in the first quarter of 2010, but only $0.1 million in sales in the same period in 2011. For Dongli Garden Phase I, the fourth quarter of 2009 and first quarter of 2010 were the peak season of the government-sponsored villagers (residents who were the prior holders of the land use rights) relocation process, which tapered off in the second half of 2010. Meanwhile, in the first quarter of 2011, our new project Chongqing Garden has not met all the revenue recognition criteria. In general, first quarter sales were also negatively impacted by additional restrictive government policies issued recently to curb housing prices and speculation, as buyers became increasingly cautious due to new government tightening measures.

Gross profit for the first quarter of 2011 was $6.4 million compared with $7.0 million for the same period in 2010, a decrease of 9.2% . Gross margin was 40.5% compared with 24.8% for the same period last year. The decrease in the gross profit was due to the decrease in total sales as noted above, partly offset by an improved gross profit margin. The improvement in gross profit margin is mainly attributable to the fact that Dongli Garden Phase I, which had a low gross profit margin because of the villager relocation efforts, contributed approximately 71.3% of total sales in the three months ended March 25, 2010, compared with only 0.4% in the same period of 2011. Dongli Garden was a joint effort between us and local government agencies, and Phase I of the project mainly involved relocating villagers previously residing on the parcel designated for Phase II. Therefore, as part of the government’s urban modernization initiatives, the government strictly regulated the selling prices of all Phase I units, which were on average considerably below would-be market prices and in turn resulted in a lower profit margin. Meanwhile, we were required by the government to offer pricing concessions to relocated former villagers based on the sizes of parcels they previously resided on.

Total operating expenses for the first quarter of 2011 were $2.5 million, or 15.7% of sales, compared with $0.8 million, or 2.8% of sales, for the same period last year. The increase was mainly due to the increased bad debt and general and administrative expenses. Our bad debt expense in the three months ended March 25, 2011 was $0.8 million, compared with bad debt recovery of $0.2 million in the same period in 2010, primarily due to an additional provision for doubtful accounts receivable made in accordance with our bad debt allowance policy. General and administrative expenses increased 92% to $1.6 million in the three months ended March 25, 2011 from $0.8 million in the same period in 2010, primarily due to the increases in land use tax and employee compensation and benefit expenses, as well as expenses related to our public offering registration.

Operating income for the quarter ended March 25, 2011 was $3.9 million, or 24.9% of sales, compared with $6.2 million, or 22.0% of sales, for the same period last year, a decrease of 37.3% . The decrease in operating income was primarily due to lower sales and increases in operating expenses.

Net income for the first quarter of 2011 was $2.4 million, a decrease of 41.9% from $4.1 million for the same period last year. Net income applicable to common shareholders (after cash dividends to preference shares totaling $476,184) decreased 53.5% to $1.9 million, or $0.06 per diluted share, from $4.1 million, or $0.14 per diluted share, in the first quarter of 2010.

Financial Condition

As of March 25, 2011, the Company had cash and cash equivalents of $39.1 million, compared with $33.6 million as of December 25, 2010. Working capital as of March 25, 2011 was $107.1 million compared with $102.6 million at the end of FY 2010. Shareholders’ equity was $148.5 million, compared with $144.6 million at the end of FY 2010.

Recent Developments

On June 23, 2011, China Oumei’s major operating entity, Qingdao Oumei Real Estate Development Co., Ltd. (“Oumei”), in a national open bidding process, was awarded the bid by the Municipal Government of Laoshan District of the City of Qingdao to be the developer of the “Mujia Community Resident Resettlement District” project (the “Project”), a government-sponsored affordable housing project that is part of the Chinese government’s most recent affordable housing initiative. Pursuant to the agreement entered into between Oumei and the Municipal Government of Laoshan District, Oumei will develop approximately 200,000 square meters of total gross floor area of affordable housing units in the designated area east of the Laoshan Coastal Highway and south of the Ocean University of China Laoshan Campus, for a development fee totaling approximately RMB 15 million ($2.3 million). Total investment in the project by various government agencies will total approximately RMB 750 million ($116 million). The Project marks the Company’s official entry into the affordable housing market promoted by the PRC government, which plans to provide 36 million residential units for low-income families nationwide in the next three years.

Business Outlook

For FY 2011, the Company intends to focus on sales for projects that have recently been completed, or for which construction will be completed in 2011 and 2012, including primarily the Weihai International Plaza, Qilu Textile Center (Residential), Dongli Garden 1, Oumei Complex 2, Longhai Mingzhu, and Xingfu Renjia 2 projects. In addition, pre-sale in our Chongqing Garden project (also known as “Jiangshan Dijing”) is scheduled to commence in the third quarter of 2011.

The Company also intends to continue its penetration into the high-end real estate market, which is expected to generate high returns within the next few years. Two projects in planning in this category are expected to start construction in FY2012, including a large community of resort homes on the beach in Weihai (the Weihai Beach Resort project) and a luxury beachfront resort hotel that will be located just across the street from the Stone Old Man beach in Qingdao (the Longhai Hotel project).

China Oumei filed its annual report on Form 20-F for the fiscal year ended December 25, 2010 with the Securities and Exchange Commission on June 20, 2011.

About China Oumei Real Estate Inc.

China Oumei is one of the leading real estate development companies in Qingdao, Shandong province, China. The Company develops and sells residential and commercial properties, focused on middle and upper income customers in the coastal region of the Shandong peninsula in northeastern China, including the cities of Qingdao, Weihai, and Yantai and inland locations that include Weifang.

China Oumei has seven projects currently under construction with a total gross floor area of 540,201 square meters. Since its operations began in 2001, China Oumei has completed 17 projects with a total gross floor area of 1,461,996 square meters, of which approximately 96% have been sold.

China Oumei’s mission is to provide high-quality, comfortable, and convenient living and working space to middle and upper income customers, while also earning for its shareholders an internal rate of return that exceeds its cost of capital. For more information, please visit http://www.chinaoumeirealestate.com.

Safe Harbor Statement

Certain of the statements made in this news release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties, and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership, or achievements of the Company to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information, please contact:

China Oumei Real Estate Inc.

Mr. Yu Fei (Chinese and English)
Telephone +86 532 8099 7968 in Qingdao
Mobile +86 186 0532 0209 in Qingdao

Christensen

Mr. Yuanyuan Chen (Chinese and English)
Telephone +86 10 5971 2001 in Beijing
Mobile +86 139 2337 7882 in Beijing
ychen@christensenir.com

Mr. Tom Myers (English)
Mobile +86 139 1141 3520 in Beijing
tmyers@christensenir.com

Source: China Oumei Real Estate Inc.
www.ChinaOumeiRealEstate.com

Financial statements follow.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 25, 2011	December 25,
	(Unaudited)	2010
ASSETS
CURRENT ASSETS
Cash	$39,132,914	$33,590,417
Restricted cash	3,029,884	2,285,490
Revenue in excess of billings, net	21,261,148	19,458,718
Contracts receivable, net	38,047,985	38,615,085
Related party receivable	76,909	1,159,577
Inventories	69,381,548	70,410,310
Prepayment	10,824,199	—
Other receivables, net	22,621,142	25,867,452
Prepaid expenses	3,198,628	2,969,452
Total Current Assets	207,574,357	194,356,501

PROPERTY, PLANT, AND EQUIPMENT, NET	4,283,410	4,283,108
PROPERTY, PLANT, AND EQUIPMENT, IDLE	1,832,400	1,808,401
GOODWILL	3,766,187	3,716,859
LAND USE RIGHTS, NET	55,703,299	54,973,721
DEFERRED TAX ASSETS	1,107,837	981,669
TOTAL ASSETS	$274,267,490	$260,120,259

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$34,968,300	$35,414,500
Short-term loans	1,430,881	1,417,264
Accounts payable	9,655,084	1,810,919
Customer deposits	21,692,554	21,149,526
Other payables	1,310,763	875,866
Taxes payable	31,073,320	30,971,901
Other current liabilities	360,773	135,442
Total Current Liabilities	100,491,675	91,775,418

LONG-TERM DEFERRED TAX LIABILITIES	25,322,496	23,703,855

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preference stock, par value $0.002112 per share, 20,000,000 shares authorized, 2,774,700 shares issued and outstanding	5,860	5,860
Common stock, par value $0.002112 per share, 100,000,000 shares authorized, 31,020,062 shares issued and outstanding	65,514	65,514
Additional paid-in capital	17,641,864	17,641,864
Warrants outstanding	3,177,032	3,177,032
Appropriated retained earnings	18,041,716	17,370,972
Unappropriated retained earnings	97,112,230	95,871,921
Accumulated other comprehensive income	12,409,103	10,507,823
Total Shareholders' Equity	148,453,319	144,640,986
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$274,267,490	$260,120,259

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Unaudited)

	THREE MONTHS ENDED MARCH 25,
	2011	2010
SALES	$15,703,520	$28,220,196
COST OF SALES	(9,336,276)	(21,211,396)
GROSS PROFIT	6,367,244	7,008,800
ADVERTISING	(44,195)	(88,231)
COMMISSION	(14,707)	—
SELLING EXPENSES	(13,024)	(18,401)
BAD DEBT (EXPENSE) RECOVERY	(779,133)	169,612
GENERAL AND ADMINISTRATIVE EXPENSES	(1,611,548)	(840,933)
INCOME FROM OPERATIONS	3,904,637	6,230,847
OTHER INCOME (EXPENSES)
Miscellaneous expenses	(54,247)	(14,177)
Interest expense	(28,156)	(155,384)
	(82,403)	(169,561)
INCOME BEFORE INCOME TAXES	3,822,234	6,061,286
INCOME TAXES
Current	(248,992)	(195,762)
Deferred	(1,186,005)	(1,757,041)
	(1,434,997)	(1,952,803)
NET INCOME	2,387,237	4,108,483
OTHER COMPREHENSIVE INCOME:
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,901,280	(68,958)
COMPREHENSIVE INCOME	$4,288,517	$4,039,525

NET INCOME	2,387,237	4,108,483
PREFERENCE STOCK DIVIDENDS	476,184	—
NET EARNINGS APPLICABLE TO COMMON SHAREHOLDERS	$1,911,053	$4,108,483
EARNINGS PER COMMON SHARE BASIC	$0.06	$0.14
EARNINGS PER COMMON SHARE DILUTED	$0.06	$0.14
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING BASIC	31,020,062	30,235,062
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING DILUTED	33,794,762	30,235,062